Exhibit 21.

Subsidiaries of the Small Business Issuer

Name of Subsidiary	State of Incorporation
Universal Food & Beverage Company	Delaware
Universal Food & Beverage Company of Virginia	Virginia
Universal Food & Beverage Company of Georgia	Georgia